LASIK AMERICA, INC.
WARRANT

(Continued from front)

This Warrant Certificate is exchangeable, upon the surrender hereof by the Registered Holder at the corporate office of the Warrant Agent, for a new Warrant Certificate or Warrant Certificates of like tenor representing an equal aggregate number of Warrants, each of such new Warrant Certificates to represent such number of Warrants as shall be designated by such Registered Holder at the time of such surrender. Upon due presentment and payment of any tax or other charge imposed in connection therewith or incident thereto, for registration of transfer of this Warrant Certificate at such office, a new Warrant Certificate or Warrant Certificates representing an equal aggregate number of Warrants will be issued to the transferee in exchange therefor, subject to the limitations provided in the Warrant Agreement.

Prior to the exercise of any Warrant represented hereby, the Registered Holder shall not be entitled to any rights of a stockholder of the Company, including, without limitation, the right to vote or to receive dividends or other distributions, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided in the Warrant Agreement.

Subject to the provisions of the Warrant Agreement, this Warrant may be redeemed at the option of the Company, at a redemption price of $0.10 per Warrant, at any time commencing after May __, 2002, provided that the average closing sale price for the Common Stock as reported on the Over-the-Counter Electronic Bulletin Board (or the closing bid price, if the Common Stock is then traded on Nasdaq), shall have equaled or exceeded $9.00 per share for any twenty (20) trading days prior to the Notice of Redemption, as defined below (subject to adjustment in the event of any stock splits or other similar events). Notice of redemption (the "Notice of Redemption") shall be given not later than the thirtieth day before the date fixed for redemption, all as provided in the Warrant Agreement. On and after the date fixed for redemption, the Registered Holder shall have no rights with respect to the Warrants except to receive the $.10 per Warrant upon surrender of this Warrant Certificate.

Prior to due presentment for registration of transfer hereof, the Company and the Warrant Agent may deem and treat the Registered Holder as the absolute owner hereof and of each Warrant represented hereby (notwithstanding any notations of ownership or writing hereon made by anyone other than a duly authorized officer of the Company or the Warrant Agent) for all purposes and shall not be affected by any notice to the contrary, except as provided in the Warrant Agreement.

This Warrant Certificate shall be governed by and construed in accordance with the laws of the State of Nevada without giving effect to conflicts of laws.

This Warrant Certificate is not valid unless countersigned by the Warrant Agent.

ASSIGNMENT
(To Be Executed by the Registered Holder in Order to Assign Warrants)
FOR VALUE RECEIVED the undersigned hereby sell(s), assign(s) and transfer(s) unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE

of the Warrants represented by this Warrant Certificate, and hereby irrevocably constitutes and appoints

_____ attorney
to transfer this Warrant Certificate on the books of the Corporation, with full power of substitution in the premises.

Dated:_____ , _____ .

_____
Signature(s) Guaranteed

_____
(Social Security or Taxpayer Identification Number)

SUBSCRIPTION
(To Be Executed by the Registered Holder in Order to Exercise Warrants)

THE UNDERSIGNED REGISTERED HOLDER hereby irrevocably subscribes for _____ shares of the common stock of the Company named on the face of this certificate, pursuant and in accordance with the terms and conditions of this Warrant and hereby makes payable of $ _____ therefore, and requests that certificates for such securities shall be issued in the name of:

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER

and be delivered to: _____
(PLEASE PRINT OR TYPE NAME AND ADDRESS)

and, if such number of Warrants shall not be all the Warrants evidenced by this Warrant Certificate, that a new Warrant Certificate for the balance of such Warrants be registered in the name of, and delivered to, the Registered Holder at the address stated below:

_____
(PLEASE PRINT OR TYPE ADDRESS)

Dated: _____ ,_____.

_____
Signature(s) Guaranteed

_____
(Social Security or Taxpayer Identification Number)

THE SIGNATURE TO THE ASSIGNMENT OR THE SUBSCRIPTION FORM MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A COMMERCIAL BANK OR TRUST COMPANY OR A MEMBER FIRM OF A NATIONAL OR REGIONAL OR OTHER RECOGNIZED STOCK EXCHANGE IN CONFORMANCE WITH A SIGNATURE GUARANTEE MEDALLION PROGRAM.

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